TSX, NYSE: AKG

ASANKO GOLD AWARDS KEY MINING CONTRACT

Vancouver, British Columbia, November 12, 2014 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE MKT: AKG) is pleased to announce it has awarded the mining contract for the fully funded and permitted Phase 1 of the Asanko Gold Mine (“AGM” or the “Project”) in Ghana.  Project construction commenced in August and has been advancing rapidly with the Project on schedule and budget.  Phase 1 is expected to produce 200,000 ounces of gold per annum at steady state commencing in Q2 2016, with the first gold pour planned during Q1 2016.

The main mineral resource for Phase 1 is the Nkran pit, located immediately adjacent to the new plant site currently under construction.  The pit was previously mined to a depth of approximately 120 meters and requires 21.7 million tonnes of waste to be pre-stripped prior to commencing ore mining operations in Q4 2015.

The Company completed a rigorous tendering process to select the mining contractor and has awarded the contract for the Nkran pre-strip plus the first year of mining operations to PW Ghana Ltd (“PW”), a subsidiary of PW Mining International Ltd of Accra, Ghana. PW has extensive experience in West Africa and a full fleet of equipment in excellent condition that can be immediately deployed to the Project site.  Pre-stripping is expected to commence in January 2015. Mobilization, clearing and grubbing will take place in November and December 2014.

The process of finding a mining contractor began in May of this year when the Company invited 19 mining contract companies to tender.  From these initial submissions, it was determined that a short list of seven companies had the capability to meet the Project timelines and quantities.  In July, these short listed companies were invited to provide a more detailed tender.  Four of the tenders submitted were selected for detailed technical and commercial review.

An independent quantity survey company was engaged to provide the commercial adjudication and a panel of Asanko’s Ghanaian mining team was formed to conduct technical adjudications.  In the adjudication process the bids were evaluated based on the contractor’s observed expertise and performance in safety, training, equipment availability, maintenance and operating excellence. In addition the Company gave significant weighting to local ownership of the tendering companies, in accordance with the African Union Mining Vision’s mandate.

Phase 1 Definitive Project Plan

The basis of the mining contract is the Phase 1 optimized mine plan which has been finalized.  An updated reserve statement with associated operating costs and revised project economics has been compiled into a “Definitive Project Plan” and will be announced tomorrow, November 13 2014.  Asanko management will host a webcast and conference call at 9:00am Eastern Standard Time on the same day.  An accompanying presentation will be available on the Company’s website: www.asanko.com

To access the conference call, please dial-in 10 minutes beforehand and quote “Asanko Gold”:

US & Canada Toll Free: 800 771 6916

UK Toll Free: 0800 528 0641

International: +1 415 226 5356

A replay facility will be available two hours after the call until December 12, 2014, please dial using the access code: #21741159

US & Canada Toll Free: 800 558 5253

International: +1 416 626 4100

Webcast Details

To access the webcast, please click on the link: https://cc.callinfo.com/r/1ou0qi8zv6yj7&eom

Enquiries:

For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck, Manager – Investor Relations Toll-Free (N.America): 1-855-246-7341 Telephone: +44-7932-740-452 Email: alex.buck@asanko.com	Greg McCunn, Chief Financial Officer Telephone: +1-778-729-0604 Email: greg.mccunn@asanko.com

About Asanko Gold Inc.

Asanko’s vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company’s flagship project is the fully financed and permitted, multi-million ounce Asanko Gold Mine located in Ghana, West Africa.  The mine is being developed in phases. Phase 1 is under construction, first gold is expected in Q1 2016 and steady state production in Q2 2016.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

About PW Mining International

PW execute projects for major clients in the gold mining and oil & gas sectors. The mining division has worked for many of the top companies in the gold mining industry.  Much of their work has been secured on a repeat business basis over many years, testifying to the solid reputation they have built with their clients.  PW have been responsible for complex and challenging projects, which have all been effectively completed using a wide range of multi-disciplinary skills.  PW employ over 1,500 personnel and presently operate in Ghana, Sierra Leone, Mali and Burkina Faso.

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

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